UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

THE MANAGEMENT NETWORK GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

561693102
(CUSIP Number)

April 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(A) ☐
(B) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER: 1,496,525

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,496,525
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,525
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%*
12	TYPE OF REPORTING PERSON

HC/CO

*The percentage is based on 35,997,918 shares of common stock issued and outstanding as of March 24, 2008, as reported by the issuer in its Annual Report on Form 10-K for the year ended December 31, 2007.

CUSIP No. 561693102

1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(A) ☐
(B) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER: 1,496,525

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,496,525
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,525
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%*
12	TYPE OF REPORTING PERSON

IA/PN

*The percentage is based on 35,997,918 shares of common stock issued and outstanding as of March 124, 2008, as reported by the issuer in its Annual Report on Form 10-K for the year ended December 31, 2007.

CUSIP No. 561693102

1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(A) ☐
(B) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER: 1,496,525

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,496,525
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,525
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%*
12	TYPE OF REPORTING PERSON

HC/IN

*The percentage is based on 35,997,918 shares of common stock issued and outstanding as of March 24, 2008, as reported by the issuer in its Annual Report on Form 10-K for the year ended December 30, 2007.

This Schedule 13G relates to the common stock (“Common Stock”) of THE MANAGEMENT NETWORK GROUP, INC., acquired by SRB Management, L.P., a Texas limited partnership (“SRB Management”) for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). BCA BC Advisors, LLC, a Texas limited liability company (“BCA”), is the general partner of, SRB Management, which is the general partner of SRBGC, SRBQP and SRB Offshore (SRBGC, SRBQP and SRB Offshore are collectively referred to as the “Greenway Partnerships”). Steven R. Becker is the sole principal of BCA. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: THE MANAGEMENT NETWORK GROUP, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:
7300 College Boulevard
Suite 302
Overland Park, Kansas 66210

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 561693102

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of April 14, 2008, SRB Management was the beneficial owner of 1,496,525 shares of Common Stock for the accounts of the Greenway Partnerships. As general partner of SRB Management, BCA may be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by SRB Management, and as the sole manager of BCA, Steven Becker may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2008

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker